UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2024 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2024 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Unit : in billions of Korean Won)	2024	2023	Change
Total Assets	246,644	239,715	6,929
Total Liabilities	205,181	202,450	2,731
Total Equity	41,463	37,265	4,198

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Oct.-Dec.	2023 Oct.-Dec.	Change	2024 Jan.-Dec.	2023 Jan.-Dec.	Change
Operating revenues	24,132	22,533	1,599	94,001	88,220	5,781
Operating income (loss)	2,403	1,912	491	8,349	-4,542	12,891
Income (Loss) before income tax	1,227	1,008	219	5,290	-7,554	12,844
Net income (loss)	1,158	1,266	-108	3,748	-4,716	8,464
Net income (loss) attributable to owners of the company	1,143	1,233	-90	3,619	-4,822	8,441

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Unit : in billions of Korean Won)	2024	2023	Change
Total Assets	139,447	138,838	609
Total Liabilities	120,052	120,181	-129
Total Equity	19,396	18,657	739

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Oct.-Dec.	2023 Oct.-Dec.	Change	2024 Jan.-Dec.	2023 Jan.-Dec.	Change
Operating revenues	22,997	21,932	1,065	91,661	85,826	5,835
Operating income (loss)	2,780	1,402	1,378	3,175	-6,504	9,679
Income (Loss) before income tax	2,238	4,335	-2,097	1,030	-5,141	6,171
Net income (loss)	1,667	3,758	-2,091	836	-3,249	4,085

The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: February 28, 2025